UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Blackhawk Network Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

09238E104

(CUSIP Number)

Jason Carri

P2 Capital Partners, LLC

590 Madison Avenue

25th Floor

New York, NY 10022

(212) 508-5500

With copies to Andrew L. Bab, Esq.

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

(212) 909-6323

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications

January 15, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09238E104		13D

1	Name of Reporting Person P2 Capital Partners, LLC I.R.S. Identification No. of Above Person (Entities Only). 20-2436330

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,000,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,000,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.4%

14	Type of Reporting Person (See Instructions) CO

CUSIP No. 09238E104		13D

1	Name of Reporting Person. P2 Capital Master Fund I, L.P. I.R.S. Identification No. of Above Person (Entities Only). 98-0515452

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,058,616

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,058,616

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,058,616

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.9%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 09238E104		13D

1	Name of Reporting Person. P2 Capital Master Fund VI, L.P. I.R.S. Identification No. of Above Person (Entities Only). 27-2915390

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,124,897

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,124,897

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,124,897

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 2.0%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 09238E104		13D

1	Name of Reporting Person. P2 Capital Master Fund XII, L.P. I.R.S. Identification No. of Above Person (Entities Only). 81-3876089

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 816,487

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 816,487

11	Aggregate Amount Beneficially Owned by Each Reporting Person 816,487

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.5%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 09238E104		13D

1	Name of Reporting Person. Claus Moller I.R.S. Identification No. of Above Person (Entities Only).

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Denmark

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,000,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,000,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.4%

14	Type of Reporting Person (See Instructions) IN

Item 1.  Security and Issuer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D (the “Schedule 13D”) filed October 17, 2016 by and on behalf of P2 Capital Master Fund I, L.P., a Cayman Islands exempted limited partnership (“Master Fund I”), P2 Capital Master Fund VI, L.P., a Delaware limited partnership (“Master Fund VI”) , P2 Capital Master Fund XII, L.P., a Delaware limited partnership (“Master Fund XII” and, together with Master Fund I and Master Fund VI, the “Funds”), P2 Capital Partners, LLC, a Delaware limited liability company (the “Manager”) and Claus Moller, a citizen of Denmark (all the preceding persons are the “Reporting Persons”).  Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment.  Capitalized terms used herein but not otherwise defined in this Amendment shall have the meaning ascribed to them in the Schedule 13D.

Item 2.  Identity and Background

Item 2 is hereby supplemented by the following:

The Reporting Persons are filing this Amendment because they have entered into certain understandings, as further described herein, with Silver Lake Management Company V, LLC (“Silver Lake”), BHN Holdings, Inc. (“Parent”) and BHN Merger Sub, Inc. (“Merger Sub”) in connection with the transactions contemplated by an Agreement and Plan of Merger, dated as of January 15, 2018 (the “Merger Agreement”), among Parent, Merger Sub and the Issuer.

Item 4.  Purpose of the Transaction

Item 4 is hereby supplemented with the following:

Merger Agreement

On January 15, 2018, the Issuer entered into the Merger Agreement with Parent and Merger Sub. The Merger Agreement provides, among other things and subject to the terms and conditions set forth therein, that Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation and as a wholly owned subsidiary of Parent. The Merger Agreement provides that Parent will acquire all of shares of common stock, par value $0.001 per share, of the Issuer (“Shares”) issued and outstanding immediately prior to the effective time of the Merger, other than Shares owned by the Issuer, Parent, Merger Sub, any direct or indirect wholly owned subsidiary of the Issuer, any direct or indirect wholly owned subsidiary of Parent and Shares owned by stockholders of the Issuer who have perfected and do not withdraw a demand for, or lose their right to, appraisal rights pursuant to Section 262 of the General Corporation Law of the State of Delaware at a price of $45.25 per Share in cash, without interest. The consummation of the transactions contemplated by the Merger Agreement is subject to certain customary closing conditions including, among others, (i) the adoption of the Merger Agreement by the holders of a majority of the outstanding Shares entitled to vote thereon at a stockholders’ meeting duly called and held for such purpose, (ii) the expiration or earlier termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and (iii) the receipt of certain consents and approvals and the expiration or earlier termination of related statutory waiting periods. Master Fund I will own a minority equity interest in Parent at the closing of the transactions contemplated by the Merger Agreement.

The Merger Agreement provides that, upon termination of the Merger Agreement under specified circumstances, the Issuer will be required to pay Parent a termination fee of between $81.7 million and $109 million. The Merger Agreement further provides that Parent will be required to pay the Issuer a termination fee of $136.2 million if the Merger Agreement is terminated under specified circumstances.

It is anticipated that the financing for the transactions contemplated by the Merger Agreement will consist of (i) equity financing to be contributed to Parent by Silver Lake Partners V, L.P., an affiliate of Silver Lake (the “Silver Lake Investor”), in the form of cash, (ii) equity financing to be contributed to Parent by Master Fund I in the form of cash and/or Shares, and (iii) debt financing arranged by Parent.

Voting and Support Agreement

On January 15, 2018, the Manager, the Funds, Parent and Merger Sub entered a Voting and Support Agreement (the “Voting and Support Agreement”). The Voting and Support Agreement contemplates, among other things, that the Funds will vote the Shares over which they have voting power (i) in favor of the adoption of the Merger Agreement, approval of the Merger and the transactions contemplated by the Merger Agreement and in favor of any other matter submitted to the Issuer’s stockholders necessary to consummate the Merger; and (ii) against a change in the Issuer’s board of directors, against alternative acquisition proposals, and against any other proposal or action that would constitute a breach of the Merger Agreement or prevent, frustrate, impede, interfere with, materially delay or adversely affect the Merger or other transactions contemplated by the Merger Agreement.

The Funds also agreed, under the Voting and Support Agreement not to (i) grant or create any lien, other than permitted liens, on any of such Fund’s Shares, (ii) transfer, sell, assign, tender, gift, hedge, pledge or otherwise dispose of, or enter into any derivative arrangement with respect to (collectively, “Transfer”), any of such Fund’s Shares, (iii) enter into any contract with respect to any Transfer of such Fund’s Shares, (iv) grant or permit the grant of any proxy, power-of-attorney or other authorization or consent in or with respect to any of such Fund’s Shares, (v) deposit or permit the deposit of any of such Fund’s Shares into a voting trust or enter into a voting agreement or similar arrangement, commitment or understanding with respect to any of such Shares or (vi) take or permit any other action that would reasonably be expected to prevent or materially restrict, disable or delay the consummation by the Funds and the Manager of the transactions contemplated by the Voting and Support Agreement or otherwise adversely impact the Funds’ and the Manager’s ability to perform its obligations thereunder in any material respect.  The Funds also agreed to waive their appraisal rights in connection with the Merger.

The Voting and Support Agreement will terminate upon the earlier of the consummation of the Merger, the valid termination of the Merger Agreement in accordance with its terms or the mutual written consent of the parties.

The foregoing summary and information disclosed in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the Voting and Support Agreement, a copy of which is attached as an exhibit hereto and which is incorporated by reference in its entirety into this Item 4, and the Merger Agreement, a copy of which is attached as an exhibit to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 16, 2018.

Other than as described in this Item 4, and except as otherwise disclosed herein or in agreements described in this Amendment, the Reporting Persons have no present plans or proposals that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons may at any time review or reconsider their respective positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters.  There can be no assurance that the possible courses of action expressed in this Item 4 will be consummated by the Reporting Persons.

Item 5.  Interest in Securities of Issuer.

(a), (b):  The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Statement on Schedule 13D are incorporated herein by reference.  As of the close of business on January 12, 2018, Master Fund I beneficially owned an aggregate of 1,058,616 Shares, representing approximately 1.9% of the outstanding Shares, Master Fund VI beneficially owned an aggregate of 1,124,897 Shares, representing approximately 2.0% of the outstanding Shares, and Master Fund XII beneficially owned an aggregate of 816,487 Shares, representing approximately 1.5% of the outstanding Shares.  As of the close of business on January 12, 2018, each of the Manager and Mr. Moller may be deemed to beneficially own 3,000,000 Shares, in the aggregate, which represented approximately 5.4% of the outstanding Shares.  All percentages set forth in this paragraph are based on 55,824,265 Shares outstanding, which is the number of Shares represented by the Issuer within the Merger Agreement to be outstanding as of the close of business on January 12, 2018.

Each of the Funds is the direct owner of the Shares reported owned by it.  For purposes of disclosing the number of Shares beneficially owned by each of the Reporting Persons, the Manager, as investment manager of the Funds, and Mr. Moller, as managing member of the Manager, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) all Shares that are owned beneficially and directly by the Funds.  Each of the Manager and Mr. Moller disclaims beneficial ownership of such Shares for all other purposes. Master Fund I, Master Fund VI and Master Fund XII each disclaim beneficial ownership of the Shares held directly by the others.

(c) Except as set forth above or in Schedule I, no Reporting Person has effected any transaction in the Shares during the 60 days preceding the date hereof.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings, and Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and replaced by the following:

Equity Commitment Letter and Limited Guarantee

On January 15, 2018, Master Fund I entered into an equity commitment letter with Parent in connection with the transactions contemplated by the Merger Agreement (the “P2 Equity Commitment Letter”). Under the P2 Equity Commitment Letter, Master Fund I agreed, among other things, to contribute to Parent, subject to certain conditions, an aggregate of $30,000,000 in cash and/or Shares in exchange for a portion of the equity of Parent.

On January 15, 2018, Master Fund I and the Silver Lake Investor each provided the Issuer with a limited guarantee in favor of the Issuer, which guarantees the payment of certain monetary obligations that may be owed by Parent pursuant to the Merger Agreement, including any reverse termination fee that may become payable by Parent.

Participation Agreement

On January 15, 2018, the Manager, on behalf of itself and the Funds, Silver Lake, on behalf of itself and the funds managed by Silver Lake, and Parent entered a Participation Agreement (the “Participation Agreement”). The Participation Agreement contemplates, among other things, that the Funds agree to contribute a number of Shares (valued on a per Share basis at the price paid in connection with the consummation of the transactions under the Merger Agreement) that, together with contributed cash, equals at least $30 million.

The Participation Agreement also provides that, for the two (2) month period following the signing of the Merger Agreement, the Manager shall have the right to seek potential investors and to commit additional equity capital to Parent (the “P2 Commitment”) in an amount up to a maximum of $225 million less the aggregate value of the Shares to be included in the contribution. The per share price of each share of Parent acquired by the Manager in respect of the P2 Commitment shall equal the same per share price of such shares of Parent paid by Silver Lake.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to the Shares. The information set forth in Items 4 and 5 above is incorporated by reference in its entirety into this Item 6.

Item 7.  Material to be Filed as Exhibits.

Item 7 is hereby amended by inserting in Item 7:

Exhibit 99.1: Voting and Support Agreement, dated January 15, 2018, by and among the Manager, the Funds, Parent and Merger Sub.

Exhibit 99.2: Agreement and Plan of Merger, dated as of January 15, 2018, by and among the Issuer, Parent and Merger Sub (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 16, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 16, 2018

P2 CAPITAL MASTER FUND I, L.P.			P2 CAPITAL MASTER FUND VI, L.P.

By:	P2 Capital Partners, LLC,		By:	P2 Capital Partners, LLC,
	as Investment Manager			as Investment Manager

	By:	/s/Claus Moller		By:	/s/Claus Moller
		Name: Claus Moller			Name: Claus Moller
		Title: Managing Member			Title: Managing Member

P2 CAPITAL MASTER FUND XII, L.P.			P2 CAPITAL PARTNERS, LLC

By:	P2 Capital Partners, LLC,
	as Investment Manager		By:	/s/Claus Moller
Name: Claus Moller
	By:	/s/Claus Moller		Title: Managing Member
Name: Claus Moller
Title: Managing Member

CLAUS MOLLER

/s/Claus Moller

INDEX TO EXHIBITS

Exhibit No.	Exhibit
99.1	Voting and Support Agreement, dated January 15, 2018, by and among the Manager, the Funds, Parent and Merger Sub.

99.2

Agreement and Plan of Merger, dated as of January 15, 2018, by and among the Issuer, Parent and Merger Sub (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on January 16, 2018).

Schedule I

TRANSACTIONS IN THE PAST SIXTY DAYS BY THE REPORTING PERSONS

The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons. The transactions were cross trades between the Funds that did not occur on the open market. and the reported price per share excludes brokerage commissions.

Shares Purchased from Master Fund VI and Master Fund XII / (Sold to Master Fund VI and Master Fund XII) by Manager on behalf of Master Fund I

Number of Shares Purchased/(Sold)	Price Per Share	Date
45,500	36.7500	12/1/17
(6,930)	63.0500	1/9/18

Shares Purchased from Master Fund I/(Sold to Master Fund I) by Manager on behalf of Master Fund VI

Number of Shares Purchased/(Sold)	Price Per Share	Date
(26,361)	36.7500	12/1/17
4,120	63.0500	1/9/18

Shares Purchased from Master Fund I /(Sold to Master Fund I) by Manager on behalf of Master Fund XII

Number of Shares Purchased/(Sold)	Price Per Share	Date
(19,139)	36.7500	12/1/17
2,810	63.0500	1/9/18